EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  April 17, 2008

TEL AVIV STOCK EXCHANGE           SECURITIES AUTHORITY

www.tase.co.il                    www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

 Subject of the Event: Extension of the Line of Credit from the Bank of Israel

1. In a letter dated April 13, 2008, the Governor of the Bank of Israel informed the Director of the Government Companies Authority that he had decided to agree to their request to extend the payment date of the outstanding balance of the special line of credit provided to the Bank, until December 31, 2008, or until the approval of the court to an arrangement between all of the Bank's shareholders, the State of Israel and the Bank pursuant to Section 350 of the Companies Law-1999, whichever comes first. The utilized credit beginning on August 1, 2008 shall bear interest at the "Bank of Israel Rate" plus 1.5%. The Governor pointed out in his notice that his consent is subject to a government resolution in this matter, the extension of the State guarantee to repay the full amount of the line of credit, the execution of the necessary amendments and additions to the debenture provided by the Bank to the benefit of the Bank of Israel on November 14, 2002 and amended on December 29, 2005, and the integration of the comments of the Bank of Israel into the arrangement application

2. The date and time when the Company was first made aware of the event or matter:

     April 17, 2008 at 3:30 P.M.